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[JEFFERSON PILOT FINANCIAL LOGO]

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302


                        EXTENSION OF MATURITY DATE RIDER

EFFECTIVE DATE -


This rider is part of the policy to which it is attached. It takes effect on the effective date of the policy unless a later effective date is shown above. ln this rider, "we", "us" or "our" means Jefferson Pilot Financial Insurance Company; "you" means the Owner of the policy; and "Insured" means the person named on the Data Page.

The Maturity Date may be extended beyond that date otherwise defined in the policy by written request. The new Maturity Date will be that requested by you. If you elect to extend the original Maturity Date, you may revoke this election in writing at any time prior to the original Maturity Date.

After the original Maturity Date:

(1)  No new premiums will be accepted by us;
(2) We will continue to credit interest to the policy's Accumulation Value of the General Account in the same manner;
(3) The Accumulation Value in each division of Separate Account A will continue to be calculated in the same manner;
(4) The Death Benefit will always be equal to the Accumulation Value of the policy;
(5) Interest on any policy loans will continue to accrue and become part of any debt;
(6)  We will deduct no more cost of insurance charges.


/s/ David Stonecipher                                     /s/ Robert A Reed
Chief Executive Officer                                      Secretary


THIS SPECIMEN POLICY REPRESENTS THE GENERIC LANGUAGE OF THE POLICY CONTRACT, INCLUDING RIDERS. POLICY LANGUAGE, FEATURES, AND AVAILABILITY MAY VARY BY STATE. PLEASE BE SURE TO CHECK PRODUCT AND RIDER AVAILABILITY IN THE STATE YOU ARE SOLICITING. AGENTS SHOULD REFER TO THE PRODUCTS SECTION ON JPF NET.